ICZOOM Group Inc.

May 27, 2022

Mr. Donald Field
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ICZOOM Group Inc.

Amendment No. 7 to Registration Statement on Form F-1

Filed May 13, 2022

File No. 333-259012

Dear Mr. Field:

This letter is in response to the letter dated May 20, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 7 to Registration Statement on Form F-1

Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors, page 10

1.	We note your response to comment 6 and your disclosure in the first paragraph that you have relied upon the advice of PRC legal counsel. Please revise to name your PRC legal counsel and file a consent of your PRC legal counsel. Please also revise your disclosure to remove the qualifiers “[e]xcept as disclosed in this prospectus” from the paragraph immediately under the heading on page 10 beginning with “Permission Required from the PRC Authorities.” To the extent that there are exceptions regarding your required permissions and approvals, please disclose them here.

Response: Pursuant to Staff’s comment, we have named our PRC legal counsel and filed a consent of our PRC legal counsel. We also revised our disclosure to remove the qualifiers “[e]xcept as disclosed in this prospectus” before the discussion about the permission required from PRC government authorities for our operations in China and to issue our class A ordinary shares to foreign investors.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian
District, Shenzhen

Very truly yours,

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian
District, Shenzhen